Exhibit 99.1

Marine Harvest - Presentation held by CEO

Attached please find a presentation held by the Marine Harvest CEO at the Intrafish Seminar in London today.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Presentation: http://hugin.info/209/R/1867464/656195.pdf